Exhibit 99.1

The Hague, January 11, 2008

AEGON’s financial calendar for 2008 and 2009

AEGON has scheduled the following dates in 2008 and 2009 for the publication of financial results, the Annual General Meeting of Shareholders, the announcement and payment of dividend and the Analyst & Investor Conferences:

2008

March 6	Full year 2007 results

March 25	Record date for attending/voting at the April 23 AGM

March 28	Annual Report 2007 available on corporate website

April 23	Annual General Meeting of Shareholders

April 25	Ex-dividend date final dividend 2007

April 28	Start of the final dividend 2007 election period

April 29	Final dividend 2007 record date

May 7	First quarter 2008 results and Embedded Value 2007

May 16	End of final dividend 2007 election period

May 23	Final dividend 2007 payment date

June 2 – 3	Analyst & Investor Conference – London

August 7	Second quarter 2008 results

August 8	Ex-dividend date interim dividend 2008

August 8	Start of interim dividend 2008 election period

August 12	Interim dividend 2008 record date

August 29	End of interim dividend 2008 election period

September 15	Interim dividend 2008 payment date

November 6	Third quarter 2008 results

2009

March 12	Full year 2008 results

April 22	Annual General Meeting of Shareholders

May 14	First quarter 2009 results and Embedded Value 2008

August 13	Second quarter 2009 results

November 12, 2009	Third quarter 2009 results

AEGON’s regular quarterly and annual earnings will be published on the company’s website on the day of their release. Details on the scheduled news conferences and analysts’ meetings will be published on AEGON’s corporate website www.aegon.com.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) |	Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

DISCLAIMER

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including the factors set forth in our Annual Report on Form 20-F, which is available for review at www.aegon.com and www.sec.gov.

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